SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                              AT HOME CORPORATION
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                   045919101
                                 (CUSIP Number)

                             Arthur R. Block, Esq.
                              Comcast Corporation
                               1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 2, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

---------------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

CUSIP No. 045919101                   13D                      Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast Corporation
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       27,163,180
                                  ----------------------------------------------
         NUMBER OF SHARES          8   SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                  0
          EACH REPORTING          ----------------------------------------------
           PERSON WITH             9   SOLE DISPOSITIVE POWER

                                       27,163,180
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            27,163,180
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                   13D                      Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast Online Communications, Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       25,024,600
                                  ----------------------------------------------
         NUMBER OF SHARES          8   SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                  0
          EACH REPORTING          ----------------------------------------------
           PERSON WITH             9   SOLE DISPOSITIVE POWER

                                       25,024,600
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            25,024,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

CUSIP No. 045919101                   13D                      Page 4 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Comcast PC Investments Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       25,024,600
                                  ----------------------------------------------
         NUMBER OF SHARES          8   SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                  0
          EACH REPORTING          ----------------------------------------------
           PERSON WITH             9   SOLE DISPOSITIVE POWER

                                       25,024,600
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            25,024,600
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
*    Excludes shares held by other parties to the Stockholders' Agreement (see
     Item 6 of the Schedule 13D filed on January 29, 1998).

     This Amendment No. 5 amends the Report on Schedule 13D, originally filed on January 29, 1998 as amended by Amendment No. 1 filed on May 2, 2000, Amendment No. 2 filed on January 11, 2001, Amendment No. 3 filed on May 24, 2001 and Amendment No. 4 filed on May 24, 2001 (as amended, the "Schedule 13D") by Comcast Corporation ("Comcast") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company" or the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Amendment No. 5 also relates to the shares of Series A Common Stock issuable upon exercise of certain warrants owned by certain subsidiaries of Comcast. Capitalized terms used without definitions in this Amendment No. 5 shall have the respective meanings ascribed to them in the
Schedule 13D. References to "herein" and "hereof" are references to the
Schedule 13D, as amended by this Amendment No. 5.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by inserting the following immediately prior to the third to last paragraph thereof:

     On June 22, 2001, in a series of brokerage transactions, Comcast PC sold 900,000 shares of Series A Common Stock at an average price of $2.03 per share. On June 25, 2001, in a series of brokerage transactions, Comcast PC sold 40,000 shares of Series A Common Stock at an average price of $2.02 per share. On June 26, 2001, in a series of brokerage transactions, Comcast PC sold 610,000 shares of Series A Common Stock at an average price of $2.01 per share. On June 27, 2001, in a series of brokerage transactions, Comcast PC sold 1,000,000 shares of Series A Common Stock at an average price of $2.13 per share. On June 28, 2001, in a series of brokerage transactions, Comcast PC sold 410,000 shares of Series A Common Stock at an average price of $2.17 per share. On June 29, 2001, in a series of brokerage transactions, Comcast PC sold 700,000 shares of Series A Common Stock at an average price of $2.10 per share. On July 2, 2001, in a series of brokerage transactions, Comcast PC sold 430,000 shares of Series A Common Stock at an average price of $2.05 per share.

Item 5.  Interest in the Securities of the Issuer.

     Part (a) of Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     (a) Based upon information set forth in the Issuer's Notice and Proxy Statement on Schedule 14A, as of the close of business on May 25, 2001, there were outstanding 321,900,704 shares of Series A Common Stock and 85,595,578 shares of Series B Common Stock. Comcast currently beneficially owns 27,163,180 shares of Series A Common Stock, of which it has the right to acquire 2,138,580 shares based on the exercise of certain warrants by certain of its wholly-owned subsidiaries set forth in Item 2. As of the date hereof and assuming the conversion into Series A Common Stock of all warrants for Series A Common Stock which Comcast has beneficial ownership of under Rule 13d-3, Comcast beneficially owns an aggregate of 27,163,180 shares of Series A Common Stock, or approximately 8.4% of the shares of Series A Common Stock deemed outstanding (assuming such exercise of the warrants, but without giving effect to any conversion of shares of Series B Common Stock). Comcast Online and Comcast PC each currently beneficially owns 25,024,600 shares of Series A Common Stock constituting approximately 7.8% of the outstanding shares of Series A Common Stock, (without giving effect to any conversion of shares of Series B Common Stock).

     Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling any Reporting Person beneficially owns any Shares.

     Part (b) of Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     After giving effect to the sales described in Item 4, Comcast has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 27,163,180 shares of Series A Common Stock it beneficially owns.

     After giving effect to the sales described in Item 4, Comcast Online has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 25,024,600 shares of Series A Common Stock it beneficially owns.

     After giving effect to the sales described in Item 4, Comcast PC has sole power (i) to vote or direct the vote and (ii) to dispose of or direct the disposition of the 25,024,600 shares of Series A Common Stock it beneficially owns.

     Part (c) of Item 5 is hereby replaced in its entirety as follows:

     Except as set forth herein, no transactions in the Series A Common Stock have been effected during the past 60 days by the Reporting Persons or any other person controlling any of the Reporting Persons, except that as described in Item 4 the following transactions have been effected. On June 22, 2001, in a series of brokerage transactions, Comcast PC sold 900,000 shares of Series A Common Stock at an average price of $2.03 per share. On June 25, 2001, in a series of brokerage transactions, Comcast PC sold 40,000 shares of Series A Common Stock at an average price of $2.02 per share. On June 26, 2001, in a series of brokerage transactions, Comcast PC sold 610,000 shares of Series A Common Stock at an average price of $2.01 per share. On June 27, 2001, in a series of brokerage transactions, Comcast PC sold 1,000,000 shares of Series A Common Stock at an average price of $2.13 per share. On June 28, 2001, in a series of brokerage transactions, Comcast PC sold 410,000 shares of Series A Common Stock at an average price of $2.17 per share. On June 29, 2001, in a series of brokerage transactions, Comcast PC sold 700,000 shares of Series A Common Stock at an average price of $2.10 per share. On July 2, 2001, in a series of brokerage transactions, Comcast PC sold 430,000 shares of Series A Common Stock at an average price of $2.05 per share.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Comcast Corporation


Date: July 3, 2001                     By: /s/ Arthur R. Block
                                          --------------------------------------
                                          Name:  Arthur R. Block
                                          Title: Senior Vice President



                                       Comcast Online Communications, Inc.


Date: July 3, 2001                     By: /s/ Arthur R. Block
                                          --------------------------------------
                                          Name:  Arthur R. Block
                                          Title: Senior Vice President



                                       Comcast PC Investments Inc.


Date: July 3, 2001                     By: /s/ Abraham E. Patlove
                                          --------------------------------------
                                          Name:  Abraham E. Patlove
                                          Title: President